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                            July 5, 2022

       Louis R. Brothers
       Chief Executive Officer
       BigBear.ai Holdings, Inc.
       6811 Benjamin Franklin Drive, Suite 200
       Columbia, Maryland 21046

                                                        Re: BigBear.ai
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-265746

       Dear Dr. Brothers:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and, as appropriate, amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you are registering for resale all 113,250,000 common shares held by your controlling
shareholder, AE Industrial Partners (   AE   ). Given the nature of your
offering,
                                                        including the size of
the offering relative to both the number of shares outstanding and number of shares held
by non-affiliates, and your relationship with AE, please provide us with an analysis of
your basis for determining that it is appropriate to characterize the transaction as a
secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary
offering. In your analysis, please address your relationship with AE.
                                                        For example, we note
that AE played a significant role in coordinating the business combination of
GigCapital4 and BigBear.ai Holdings LLC. We also note that a company owned by AE Partners is
or was a customer and business partner of the company, and that there may be other
affiliated relationships.
 Louis R. Brothers
BigBear.ai Holdings, Inc.
July 5, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameLouis R. Brothers
                                                           Division of
Corporation Finance
Comapany NameBigBear.ai Holdings, Inc.
                                                           Office of Technology
July 5, 2022 Page 2
cc:       Timothy Cruickshank, Esq.
FirstName LastName